Exhibit 99.1

Press Release
For Immediate Release

Independent Bank Group, Inc. to
Acquire Grand Bank, Dallas

McKINNEY, Texas, July 23, 2015/GlobeNewswire -- Independent Bank Group, Inc. (NASDAQ: IBTX), the holding company for Independent Bank, today announced that Independent Bank Group has entered into a definitive agreement to acquire Grand Bank, Dallas, Texas.

Grand Bank operates two full service banking locations in North Dallas and the Park Cities areas of the Dallas metropolitan area. As of June 30, 2015, Grand Bank, reported total assets of $608.6 million, total deposits of $507.1 million, and total equity capital of $41.6 million. With this acquisition, Independent Bank Group would have total assets of approximately $4.9 billion.

Independent Bank Group Chairman and Chief Executive Officer David R. Brooks stated, “We are pleased to announce our first acquisition in 2015. Grand Bank has a demonstrated history of growth, a strong credit culture, a conservative management team, and an attractive deposit base. Grand Bank also has a strong track record of providing exceptional service to its private banking and entrepreneurial owner managed business clientele which, together with locations in the North Dallas and Preston Center areas of Dallas, will enhance our ability to serve this market segment.” Brooks continued, “We are delighted to welcome Grand Bank’s clients, shareholders, and employees to Independent Bank.”

Lee Dinkel, President and Chief Executive Officer of Grand Bank, commented, “We are excited to join an organization that shares our philosophical approach of conservative underwriting and exceptional client service. Our clients will continue to enjoy the benefits of local decision-making, while gaining access to an expanded product set and the convenience of a larger branch network. Independent Bank Group is the ideal partner for the long-term value of our shareholders, and we believe our franchise will meaningfully contribute to the combined institution.”

Under the terms of the definitive agreement, Independent Bank Group will pay aggregate merger consideration valued at $80.1 million. The merger consideration will consist of $24.1 million cash and 1,279,532 shares of Independent Bank Group common stock determined by the average of Independent Bank Group’s daily 10-day volume weighted average stock price of $43.77 as of July 20, 2015. The shares issued will be adjusted if the volume weighted average share price of Independent Bank Group common stock for the ten trading day period ending on the third day prior to closing is 10% less or 10% more than $43.77. The amount of cash to be paid will be reduced on a dollar for dollar basis if the tangible book value of Grand Bank is less than $40 million at closing.

The merger has been approved by the Boards of Directors of both companies and is expected to close during the fourth quarter of 2015, although delays may occur. The transaction is subject to certain conditions, including the approval by Grand Bank shareholders and customary regulatory approvals.

In connection with the proposed acquisition of Grand Bank, Independent Bank Group will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Independent Bank Group’s common stock to be issued to the shareholders of Grand Bank. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Grand Bank seeking their approval of the proposed transaction.

Independent Bank Group was advised in this transaction by Stephens Inc. as financial advisor and Haynie Rake Repass & Klimko, P.C. as legal counsel. Grand Bank received a fairness opinion from Hovde Group and was advised by Larry Temple as legal counsel.

In addition to the information contained within this announcement, an Investor Presentation has been furnished to the Securities and Exchange Commission on Form 8-K (www.sec.gov) and posted on Independent Bank Group’s website (www.ibtx.com) containing additional information regarding this transaction.

About Independent Bank Group

Independent Bank Group, through its wholly owned subsidiary, Independent Bank, provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. Independent Bank Group operates 40 banking offices in three market regions in the Dallas/Ft. Worth, Austin, and Houston, Texas areas.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTIONS BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT INDEPENDENT BANK GROUP AND GRAND BANK, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the Securities and Exchange Commission at www.sec.gov or from Independent Bank Group at its website, www.ibtx.com. Documents filed with the SEC by Independent Bank Group will be available free of charge by directing a request by telephone or mail to Independent Bank Group, Inc., 1600 Redbud Blvd., Suite 400, McKinney, Texas 75069, 972-562-9004.

Risks and Uncertainties

Risks and uncertainties of the transaction include but are not limited to whether Independent Bank Group can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the trading price of Independent Bank Group common stock; the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Independent Bank Group’s securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; economic conditions, including current rate fluctuations and interest rate fluctuations; and weather. These and various other factors are discussed in Independent Bank Group’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and other reports and statements that Independent Bank Group has filed with the SEC.

Contacts:

Analysts/Investors:

Torry Berntsen President and Chief Operating Officer (972) 562-9004 tberntsen@ibtx.com	Michelle Hickox Executive Vice President and Chief Financial Officer (972) 562-9004 mhickox@ibtx.com

Media:

Robb Temple Chief Administrative Officer (972) 562-9004 rtemple@ibtx.com

Source: Independent Bank Group, Inc.